Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 5 DATED FEBRUARY 24], 2025

MASTERWORKS VAULT 4, LLC

This Supplement No. 5 dated February 24, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on August 10 2023, as amended by Post-Qualification Amendment No. 1 filed on August 29, 2023, Post-Qualification Amendment No. 2 filed on September 11, 2023, Post-Qualification Amendment No. 3 filed on September 22, 2023, Post-Qualification Amendment No. 4 filed on October 6, 2023, Post-Qualification Amendment No. 5 filed on November 14, 2023, Post-Qualification Amendment No. 6 filed on November 22, 2023, Post-Qualification Amendment No. 7 filed on December 8, 2023, Post-Qualification Amendment No. 8 filed on January 9, 2024, Post-Qualification Amendment No. 9 filed on January 18, 2024, Post-Qualification Amendment No. 10 filed on February 8, 2024, Post-Qualification Amendment No. 11 filed on March 1, 2024, Post-Qualification Amendment No. 12 filed on March 12, 2024, Post-Qualification Amendment No. 13 filed on March 27, 2024, Post-Qualification Amendment No. 14 filed on April 9, 2024, Post-Qualification Amendment No. 15 filed on April 26, 2024, Post-Qualification Amendment No. 16 filed on May 23, 2024, Post-Qualification Amendment No. 17 filed on August 7, 2024, Post-Qualification Amendment No. 18 filed on September 13, 2024, Post-Qualification Amendment, Post-Qualification Amendment No. 19 filed on October 8, 2024, Post-Qualification Amendment No. 20 filed on October 22, 2024, Post-Qualification Amendment No. 21 filed on November 26, 2024 . This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.31
Alighiero Boetti	1.49
Cecily Brown	1.26
George Condo	0.70
Peter Doig	0.98
Tracey Emin	N/A
Günther Förg	0.87
Grace Hartigan	N/A
Jacqueline Humphries	N/A
Yayoi Kusama	1.07
Simone Leigh	N/A
Joan Mitchell	1.15
Alice Neel	N/A
Elizabeth Peyton	N/A
Avery Singer	N/A
Pierre Soulages	0.55
Martin Wong	N/A
Jonas Wood	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	58.2%	$1,354	November 18, 2003	$21,936,000	December 31, 2024
Alighiero Boetti	24.9%	$2,100	April 29, 1988	$7,400,000	December 31, 2024
Cecily Brown	19.7%	$75,000	November 13, 2000	$5,800,000	December 31, 2024
George Condo	22.2%	$2,500	May 6, 1986	$5,805,900	December 31, 2024
Peter Doig	39.0%	$3,968	June 23, 1997	$34,500,000	December 31, 2024
Tracey Emin	14.9%	$137,199	February 7, 2001	$3,772,951	December 31, 2024
Günther Förg	11.0%	$38,000	May 8, 1990	$1,426,635	December 31, 2024
Grace Hartigan	13.4%	$7,500	February 23, 1985	$1,125,000	December 31, 2024
Jacqueline Humphries	20.7%	$1,700	February 22, 1993	$675,000	December 31, 2024
Yayoi Kusama	23.4%	$10,000	October 9, 1992	$8,800,000	December 31, 2024
Simone Leigh	82.0%	$35,000	November 17, 2017	$2,500,000	December 31, 2024
Joan Mitchell	18.2%	$28,000	May 9, 1984	$25,000,000	December 31, 2024
Alice Neel	18.4%	$3,000	February 23, 1985	$2,500,000	December 31, 2024
Elizabeth Peyton	26.1%	$6,000	November 17, 1999	$2,033,333	December 31, 2024
Avery Singer	99.7%	$28,711	October 6, 2017	$4,300,000	December 31, 2024
Pierre Soulages	19.3%	$12,271	December 4, 1983	$17,300,000	December 31, 2024
Martin Wong	29.8%	$2,600	February 20, 2001	$1,327,500	December 31, 2024
Jonas Wood	72.3%	$4,429	December 11, 2011	$5,400,000	December 31, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.4%	30	February 7, 2007	October 10, 2024
Alighiero Boetti	14.4%	35	December 8, 1999	October 19, 2024
Cecily Brown	18.0%	36	November 14, 2000	October 9, 2024
George Condo	15.2%	97	May 8, 1996	September 27, 2024
Peter Doig	19.8%	36	November 17, 1999	October 13, 2023
Tracey Emin	N/A	N/A	N/A	N/A
Günther Förg	19.4%	53	July 2, 1998	October 18, 2024
Grace Hartigan	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Yayoi Kusama	20.7%	186	March 11, 1998	November 26, 2024
Simone Leigh	N/A	N/A	N/A	N/A
Joan Mitchell	15.9%	50	May 7, 1997	May 17, 2024
Alice Neel	N/A	N/A	N/A	N/A
Elizabeth Peyton	N/A	N/A	N/A	N/A
Avery Singer	N/A	N/A	N/A	N/A
Pierre Soulages	12.9%	33	May 9, 1996	October 18, 2024
Martin Wong	N/A	N/A	N/A	N/A
Jonas Wood	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Alighiero Boetti	Mature
Cecily Brown	Established
George Condo	Established
Peter Doig	Established
Tracey Emin	Established
Günther Förg	Emerging
Grace Hartigan	Speculative
Jacqueline Humphries	Speculative
Yayoi Kusama	Mature
Simone Leigh	Emerging
Joan Mitchell	Mature
Alice Neel	Emerging
Elizabeth Peyton	Emerging
Avery Singer	Emerging
Pierre Soulages	Mature
Martin Wong	Emerging
Jonas Wood	Emerging